UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Aspen Aerogels, Inc.

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

04523Y105

(CUSIP Number)

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-8310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Wood River Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,232,693 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,232,693 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,232,693 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents (i) 12,280,426 shares of common stock of Aspen Aerogels, Inc. (the “Issuer”) held by Wood River Capital, LLC (“Wood River”) and (ii) 3,952,267 shares of common stock of the Issuer which may be issuable to Wood River upon conversion of the Issuer’s Convertible Senior PIK Toggle Notes due 2027 (the “Notes”) (inclusive of PIK interest paid through December 30, 2023) (as defined and described in Items 3 and 6 of the Schedule 13D).

(2)

Calculated using 80,113,477 shares of common stock of the Issuer deemed outstanding as of May 1, 2024, including (i) 76,161,210 shares of common stock of the Issuer outstanding as of May 1, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed with the SEC on May 2, 2024 and (ii) 3,952,267 shares of common stock of the Issuer issuable upon conversion of the Notes (inclusive of PIK interest paid through December 30, 2023).

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1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,232,693 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,232,693 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,232,693 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents (i) 12,280,426 shares of common stock of the Issuer held by Wood River; and (ii) 3,952,267 shares of common stock of the Issuer which may be issuable to Wood River upon conversion of the Notes (inclusive of PIK interest paid through December 30, 2023). These Issuer securities may be deemed to be beneficially owned by Koch Industries, Inc. (“Koch Industries”) by virtue of Koch Industries’ indirect beneficial ownership of Wood River.

(2)

Calculated using 80,113,477 shares of common stock of the Issuer deemed outstanding as of May 1, 2024, including (i) 76,161,210 shares of common stock of the Issuer outstanding as of May 1, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed with the SEC on May 2, 2024 and (ii) 3,952,267 shares of common stock of the Issuer issuable upon conversion of the Notes (inclusive of PIK interest paid through December 30, 2023).

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Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to a Statement on Schedule 13D relates to the shares of common stock, par value $0.00001 per share (“Public Shares”) of Aspen Aerogels, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D (the “Initial Statement”) filed by the Reporting Persons identified therein on April 5, 2022, as amended by Amendment No. 1 (“Amendment No. 1”) thereto filed on May 3, 2022 and Amendment No. 2 (“Amendment No. 2”) thereto filed on December 7, 2022 (as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Initial Statement, as amended by Amendment No. 1 and Amendment No. 2. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Initial Statement, as amended by Amendment No. 1 and Amendment No. 2.

The filing of this Amendment No. 3, and the information contained in the Schedule 13D, shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by the Schedule 13D.

Item 2.	Identity and Background

Item 2 of this Statement on Schedule 13D is hereby amended and supplemented as follows:

The information set forth in the amended and restated Schedule A attached to this Amendment No. 3 is incorporated by reference in Item 2 and supersedes the previously filed Schedule A.

Set forth on Schedule A is the name and present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The business address for each of the directors, managers and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s, manager’s or executive officer’s employment is conducted, is c/o Koch Industries, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) All of the directors, managers and executive officers listed on Schedule A are citizens of, the United States.

Item 4.	Purpose of the Transaction

Item 4 of this Statement on Schedule 13D is hereby amended and replaced in its entirety by the following:

The responses set forth in Item 3 and Item 6 hereof are incorporated by reference in their entirety.

The Reporting Persons hold the Public Shares and the Notes for investment purposes.

The Reporting Persons review their investment in the Issuer on a continuing basis, and may in the future determine: (1) to dispose of all or a portion of the securities of the Issuer owned by them or (2) to take any other available course of action.

From time to time, the Reporting Persons intend to engage in discussions with the Board of Directors of the Issuer and/or members of the Issuer’s management team concerning a broad range of operational and strategic matters, including, without limitation, the Issuer’s business, operations, capital structure, governance, management, and strategy as well as potential financings, business combinations, strategic alternatives, and other matters concerning the Issuer, including transactions in which the Reporting Persons may seek to participate and potentially engage.

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Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4 of this Schedule 13D Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D Amendment.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Statement on Schedule 13D is hereby amended and replaced in its entirety by the following:

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D Amendment is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons hold 16,232,696 Public Shares, representing approximately 20.3% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 80,113,477 Public Shares deemed outstanding as of May 1, 2024, including (i) 76,121,210 Public Shares outstanding as of May 1, 2024 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed with the SEC on May 2, 2024, and (ii) 3,952,267 Public Shares issuable upon conversion of the Notes, which includes Public Shares issuable upon conversion of the principal amount, as increased by payment-in-kind interest payments through, and including, December 30, 2023.

(c) – Except as set forth in this Schedule 13D Amendment, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date hereof.

(d) – Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Statement on Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 6.

Lock-Up Agreement

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Wood River executed a Lock-Up Agreement (the “Lock-Up Agreement”) in connection with its sale of common stock of the Issuer on May 14, 2024. Under the terms of the Lock-Up Agreement, during the period beginning on May 14, 2024 (the “Initial Trade Date”) through and including the date that is the 60th day after the Initial Trade Date (the “Lock-Up Period”), subject to certain carve-outs and exceptions, including with respect to transactions involving the Notes, Wood River will not, and will not cause or direct any of its affiliates to, without the prior written consent of the Representatives, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, lend or otherwise dispose of, or announce the intention to otherwise dispose of, any Public Shares or securities convertible into or exercisable or exchangeable for Public Shares, (ii) enter into, or announce the intention to enter into, any swap, hedge or similar agreement or arrangement (including, without limitation, the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) that transfers, is designed to transfer or reasonably could be expected to transfer (whether by the undersigned or someone other than the undersigned) in whole or in part, directly or indirectly, the economic risk of ownership of Public Shares or securities convertible into or exercisable or exchangeable for Public Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (iii) engage in, or announce the intention to engage in, any short selling of Public Shares or securities convertible into or exercisable or exchangeable for Public Shares.

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Item 7.	Materials to be Filed as Exhibits

Item 7 of this Statement on Schedule 13D is amended and supplemented by the filing of the following additional documents as exhibits hereto:

99.1	Lock-Up Agreement relating to Public Shares owned by Wood River.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2024

Wood River Capital, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

SCC Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

KIM, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

Koch Investments Group, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Investments Group Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Industries, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

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Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Wood River Capital, LLC

Name	Position
Orr, Matthew J.	President and Manger

Fazio, Raffaele, G.	Vice President and Secretary

Feilmeier, Steven J.	Manager

May, David J.	Manager

Mwangi, Michael	Treasurer

Managers and Executive Officers of SCC Holdings, LLC

Name	Position
Orr, Matthew J.	President and Manager

Fazio, Raffaele G.	Secretary

Feilmeier, Steve J.	Manager

May, David J.	Manager

Waggoner, Mark A.	Treasurer

Managers and Executive Officers of KIM, LLC

Name	Position
May, David J.	President and Manager

Fazio, Raffaele, G.	Vice President and Secretary

Orr, Matthew J.	Vice President and Manager

Bushman, Randall	Vice President

Currier, Jeffrey	Vice President

Feilmeier, Steven J.	Manager

Mwangi, Michael	Treasurer

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
May, David J.	President and Manager

Fazio, Raffaele G.	Secretary

Russell, Timothy	Chief Financial Officer and Treasurer

Watson, Brett	Vice President

Francis, Jake	Vice President

Knight, Byron	Vice President

Dinkel, Richard K.	Manager

Hannan, James B.	Manager

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Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Hannan, James B.	President and Manager

Fazio, Raffaele G.	Secretary and General Counsel

May, David J.	Vice President and Manager

Russell, Timothy	Chief Financial Officer and Treasurer

Dinkel, Richard K.	Manager

Directors and Executive Officers of Koch Industries, Inc.

Name	Position
Bushman, Randall A.	Vice President – Pension and Investments

Chennault-Reid, Cara	Vice President – Human Resources

Corrigan, Sheryl	Vice President – Environmental, Health, and Safety

Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Director

Dotson, David C.	Vice President – Engineered Solutions

Ellender, Philip G.	Vice President – Government and Public Affairs

Fazio, Raffaele G.	Assistant Secretary

Feilmeier, Steven J.	Executive Vice President and Director

Geoffroy, Raymond F. III	Senior Vice President, General Counsel and Secretary

Goering, Ross A.	Treasurer

Hannan, James B.	President, Chief Operating Officer and Director

Koch, C. Chase	Executive Vice President – Origination and Partnerships and Director

Koch, Charles G.	Chairman of the Board, Co-Chief Executive Officer and Director

Koch, Julia F.	Director

Luetters, Mark E.	Senior Vice President – Ag, Energy and Trading

Marshall, Elaine T.	Director

May, David J.	Vice President – Investment Management

Palmer, Kristi	Controller

Razook, Bradley J.	Executive Vice President, Chief Executive Officer – Resources and Director

Robertson, David L.	Vice Chairman of the Board, Co-Chief Executive Officer and Director